Exhibit 3.1

“The Board of Directors by resolution may permit the Chief Executive Officer to designate any one or more persons having supervisory or managerial authority over any unit, function or sector of the business of the Corporation with the title of vice president, assistant vice president or any similar or other title considered appropriate by the Chief Executive Officer as reflecting such position.  Each such person so designated shall serve solely at the pleasure of the Chief Executive Officer and shall have such duties and responsibilities solely as established by the Chief Executive Officer, but shall not be deemed an officer of the Corporation for any purpose. No such title shall exist or function or duty be performed by any such person in derogation of the titles, functions or duties assigned to be performed by officers of the Corporation elected by the Board of Directors.”